FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending January 04, 2006

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --




   Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons


I give below details of changes in the directors' interests in the Ordinary Shares and American Depository Shares (ADSs) of GlaxoSmithKline plc.

On 31 December 2005, the following Non-Executive Directors were provisionally allocated the following awards over Ordinary Shares and American Depository Shares (ADSs) in the Company through the Annual Re-investment of Dividends paid throughout 2005, as listed below:

SmithKline Beecham Non-Executive Directors Retainer Fee and Share Allocation Award - Annual Dividend Reinvestment

Non-Executive Director                No. of Ordinary  Average Price (GBP)  No. of ADS's     Average Price
                                      Shares                                                 ($)
Sir Ian Prosser                       29.174           14.73
Dr Lucy Shapiro                       47.403           14.73                15.133           50.76


GlaxoSmithKline Non-Executive Directors Automatic Share Award and Elected Share
Award - Annual Dividend Reinvestment


Non-Executive Director                No. of Ordinary  Average Price (GBP)  No. of ADS's     Average Price
                                      Shares                                                 ($)
Sir Christopher Gent                  453.226          14.73
Mr Lawrence Culp                                                            108.765          50.76
Mr Crispin Davis                      232.469          14.73
Sir Deryck Maughan                                                          13.009           50.76
Sir Ian Prosser                       341.617          14.73
Dr Ronaldo Schmitz                    317.054          14.73
Dr Lucy Shapiro                                                             65.118           50.76
Sir Robert Wilson                     45.388           14.73

The Company and the directors were informed of these allocations on 3 January 2006.

This notification relates to transactions notified in accordance with Disclosure Rule 3.1.4R(1)(b).

S M Bicknell
Company Secretary
4 January 2006




SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: January 04, 2006                                    By: VICTORIA LLEWELLYN
                                                              ------------------
                                                              Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc